UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION             SEC FILE NUMBER
                    Washington, D.C. 20549                      1-8048

                         FORM 12b-25
                                                              CUSIP NUMBER
                 NOTIFICATION OF LATE FILING                   872479209


(Check One): X Form 10-K  __Form 20-F  __Form 11-K  __Form 10-Q  __Form N-SAR

              For Period Ended:           June 30, 1995
              [   ] Transition Report on Form 10-K
              [   ] Transition Report on Form 20-F
              [   ] Transition Report on Form 11-K
              [   ] Transition Report on Form 10-Q
              [   ] Transition Report on Form N-SAR
              For the Transition Period Ended:

______________________________________________________________________________
 Read Instruction (on back page) Before Preparing Form. Please Print or Type. othing in this form shall be construed to imply that the Commission has verified any information contained herein.
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 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



  PART I   REGISTRANT INFORMATION

  Full Name of Registrant

                                    TII INDUSTRIES, INC.
  Former Name if Applicable

                                      1385 Akron Street

  Address of Principal Executive Office (Street and Number)

                                  Copiague, New York 11726

  City, State and Zip Code

 PART II   RULES 12b-25(b) AND (c)

 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b)  The subject annual report, semi-annual report, transition report on
            Form  10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will
 [X] be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

 PART III   NARRATIVE

 State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.





                                                (Attach Extra Sheets if Needed)
                                                                SEC 1344 (6/94)

 PART IV   OTHER INFORMATION

 (1) Name and telephone number of person to contact in regard to this notification

     Richard P. Bankosky                 516                  789-5093
           (Name)                    (Area Code)         (Telephone Number)

 (2) Have  all  other  periodic  reports  required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during
     the preceding 12 months or for such shorter period that
     the registrant was required to file such report(s) been filed?
     If answer is no, identify report(s)     X Yes   ___ No

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 (3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?     X Yes   ___ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.



                                    TII INDUSTRIES, INC.
                         -----------------------------------------
                        (Name of Registrant as Specified in Charter)

  has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

  Date  September 29, 1995                By   /s/ Richard P. Bankosky
                                          Richard P. Bankosky
                                          Treasurer Vice President - Finance
                                          Chief Financial and Accounting Officer

                              SUPPLEMENT TO PART III



     The delay in filing the Report to which this Notice pertains is the result of computer problems which caused a delay in Edgarizing the report.





                              SUPPLEMENT TO PART IV

    On September 29, 1995, the Company issued a press release reporting improved net earnings of $2,942,000 ($0.51 per share on a fully diluted basis) for the year ended June 30, 1995 compared to $2,389,000 ($0.41 per share on a fully diluted basis) for the year ended June 30, 1994.